Mail Stop 6010
Via Facsimile and U.S. Mail

April 13, 2007

Mr. Terrance J. Bieker
Chief Executive Officer
PRA International, Inc.
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

   Re: **PRA International, Inc.**
      Form 10-K for fiscal year ended December 31, 2006
      File No. 000-51029

Dear Mr. Bieker:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1. It appears that you attributed increases in direct costs as a percentage of service revenues to lower utilization of billable staff due to contract delays or cancellations and this percentage may fluctuate in relation to achievement of operational milestones, which produce "marginal efficiencies." Please provide us a description and quantification in disclosure-type format of the significant components of direct costs for all periods presented and explain material changes in these components for each period presented. Explain and quantify "marginal efficiencies resulting from achievement of operational milestones."

Critical Accounting Policies and Estimates, page 44

2. While you have identified certain critical accounting estimates, you appear to have omitted any further discussion of the variability associated with these estimates. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, except for revenue recognition and direct costs which are addressed in the following comments, please describe in disclosure-type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

Revenue Recognition, page 45

3. You record the majority of your service revenue on a proportional performance basis, based on "contract value" multiplied by the percentage of "direct costs incurred to estimated total contract direct costs." Also, revenue estimates in your initial contractual arrangements appear to be subject to regular modification due to revisions in scope of work. In disclosure-type format, please provide us a discussion and quantification of the methods and key assumptions used to determine "contract value." If material, quantify the impact of changes in these estimates for each period presented and the reasonably likely impact of corresponding changes in future periods. Describe the methods and assumptions used to estimate "total contract direct costs through completion," particularly your method for allocating overhead. Describe the factors that you consider in determining that estimated total contract direct costs through completion less direct contract costs incurred to date represent the reasonably likely costs necessary to fulfill your remaining contractual obligations.

4. A 1% increase in direct costs as a percentage of service revenues, which amounted to 50.9% in 2006, 46.3% in 2005 and 48.3% in 2004, would have reduced pretax income by approximately $3 million or 10% in 2006. Given the apparent sensitivity of your operating results to changes in this percentage, we believe that investors would benefit from an analysis and explanation of the factors affecting this percentage. Please provide us a discussion in disclosure-type format, focusing on how your utilization of billable employees and outside contractors impacts the variability inherent in this percentage. Quantify the degree to which you expect the historical relationship between direct costs and service revenues to change in future periods and the reasonably likely relationship that you expect to exist in future periods.

5. You state that "we bear the risk of costs exceeding our original estimates…..absent our ability to negotiate a contract modification." Please describe to us in disclosure–type format the significant terms governing your contracts, particularly those involving large customers or global projects. Include a discussion of pricing arrangements (e.g. fixed, variable or contingent fees), termination provisions, fee payment schedules and associated operational milestone events, contract duration, provisions linking activities under the same global project and provisions linking contracts with the same customer. If material, discuss and quantify the frequency and magnitude of contract modifications and amendments, and the amount of contract losses recorded when your attempt to negotiate a contract modification is unsuccessful.

6. You "routinely enter into separate arrangements on behalf of clients with independent physician investigators in connection with clinical trials." It appears that you account for these arrangements on a net basis, netting investigator fees against related client reimbursements. If material, please provide us a description and quantification in disclosure-type format of the amount of these reimbursements for each period presented. Clarify where these "pass-through" reimbursements are presented on the statement of operations. If they are netted against service revenue, please explain to us why service revenue is not labeled as "service revenue-net".

7. Contract cancellations amounted to $149.9 million in 2006, $83.4 million in 2005 and $61.2 million in 2004. You describe the value of a contract cancellation as the remaining amount of unrecognized service revenue less the estimated effort to transition the work back to the customer. Also, you state that the $8.5 million increase in service revenue was offset by cancellations and contract delays. In disclosure-type format, please provide us a discussion and quantification of your accounting for contract cancellations and the related impact on operating results for each period presented. Describe the methods and key assumptions used to determine contract cancellations. Separately quantify the impact of changes in these estimates for each period presented and the reasonably likely impact of corresponding changes in future periods.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Terrance J. Bieker
PRA International, Inc.
April 13, 2007
Page 4

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant